As filed with the Securities and Exchange Commission on October 18, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

(Amendment No. 5)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

TELESP CELULAR PARTICIPAÇÕES S.A.
BRASILCEL N.V.
PORTUGAL TELECOM, SGPS, S.A.
PT MÓVEIS, SGPS, S.A.
TELEFÓNICA MÓVILES, S.A.

(Name of Filing Person (offeror))

Preferred shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 3,000 preferred shares
(Title of Class of Securities)

87923P105 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.	☑

INTRODUCTORY STATEMENT
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.K: POWER OF ATTORNEY

INTRODUCTORY STATEMENT

     This amendment relates to the Tender Offer Statement on Schedule TO filed on September 1, 2004, as amended on September 8, 2004, September 21, 2004, September 24, 2004 and October 12, 2004 (the “Tender Offer Statement”), regarding the tender offer by Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or “TCP,” to purchase for cash up to 84,252,534,000 preferred shares of Tele Centro Oeste Celular Participações S.A., or “TCO,” a corporation organized under the laws of the Federative Republic of Brazil, at a price of R$10.70 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes.

     As disclosed in Amendment No. 4 to the Tender Offer Statement, the tender offer expired at 11:00 a.m., New York City time, on October 8, 2004. TCP accepted for purchase 84,252,534,000 preferred shares of TCO through an auction on the São Paulo Stock Exchange held on October 8, 2004. Settlement of this purchase occurred on October 14, 2004.

     This amendment is being filed (1) to clarify that the persons who signed the Tender Offer Statement (including the amendments thereto) on behalf of Brasilcel N.V. signed that statement as attorneys-in-fact and (2) to attach as an exhibit the power of attorney of Brasilcel N.V. authorizing such signatories.

Item 12. Exhibits.

     Item 12 is hereby amended by adding the following exhibit thereto:

     “(a)(5)(K)       Power of Attorney of Brasilcel N.V.”

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELESP CELULAR PARTICIPAÇÕES S.A.

By: /s/ Luis Avelar

Name: Luis Avelar Title: Executive Vice President for Marketing and Innovation

By: /s/ Javier Rodríguez Garcia

Name: Javier Rodríguez Garcia Title: Executive Vice President for Technology and Networks

Dated: October 18, 2004

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BRASILCEL N.V.

By: /s/ Francisco José Azevedo Padinha

Name: Francisco José Azevedo Padinha Title: Attorney-in-fact

By: /s/ Javier Rodríguez Garcia

Name: Javier Rodríguez Garcia Title: Attorney-in-fact

Dated: October 18, 2004

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PORTUGAL TELECOM, SGPS, S.A.

By: /s/ Miguel Horta e Costa

Name: Miguel Horta e Costa Title: President and Chief Executive Officer

By: /s/ Zeinal Bava

Name: Zeinal Bava Title: Chief Financial Officer

Dated: October 18, 2004

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PT MÓVEIS, SGPS, S.A.

By: /s/ Carlos Vasconcellos Cruz

Name: Carlos Vasconcellos Cruz Title: Chief Executive Officer

By: /s/ Diogo Horta e Costa

Name: Diogo Horta e Costa Title: Director

Dated: October 18, 2004

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TELEFÓNICA MÓVILES, S.A.

By: /s/ Antonio Hornedo Muguiro

Name: Antonio Hornedo Muguiro Title: General Counsel

By: /s/ Ernesto Lopez Mozo

Name: Ernesto Lopez Mozo Title: Chief Financial Officer

Dated: October 18, 2004

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to purchase dated September 1, 2004, as amended September 8, 2004 and September 21, 2004.*

(a)(1)(B)	Form of letter of transmittal.*

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(E)	Announcement to shareholders (edital) dated September 1, 2004.*

(a)(1)(F)	Notice of guaranteed delivery.*

(a)(1)(G)	Guidelines for certification of taxpayer identification number on Substitute Form W-9.*

(a)(1)(H)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(E).*

(a)(5)(A)	Summary advertisement dated September 1, 2004.*

(a)(5)(B)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-60699).

(a)(5)(C)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(D)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(E)	Notice of material fact (fato relevante) dated September 1, 2004.*

(a)(5)(F)	Press release dated September 1, 2004.*

(a)(5)(G)	Press release dated October 8, 2004.*

(a)(5)(H)	Notice of material fact (fato relevante) dated October 8, 2004.*

(a)(5)(I)	Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated October 9, 2004.*

(a)(5)(J)	Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.3) (SEC File No. 005-60699).

(a)(5)(K)	Power of Attorney of Brasilcel N.V.**

(b)(1)	Commitment letter of Banco ABN Amro Real S.A. dated September 17, 2004.*

(b)(2)	Form of Private Instrument of Transfer of Funds Obtained Abroad between Banco ABN Amro Real S.A., Telesp Celular Participações S.A. and Telesp Celular S.A., as guarantor.*

(b)(3)	Form of Loan Agreement for Transfer of Foreign Loan between Banco BNP Paribas Brasil S.A. and Telesp Celular Participações S.A., together with a form of promissory note of Telesp Celular Participações S.A.*

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(b)(4)	Form of Agreement for Transfer of Credit Transaction in Foreign Currency between Banco Santander S.A. and Telesp Celular Participações S.A., together with forms of promissory notes of Telesp Celular Participações S.A.*

(d)(1)	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

(d)(2)	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

*	Previously filed.

**	Filed herewith.